EXHIBIT 99.1

Westport Fuel Systems Announces Change to Virtual Annual and Special Meeting of Shareholders

VANCOUVER, British Columbia, April 08, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that in response to the ongoing global COVID-19 pandemic, it will host its upcoming Annual and Special Meeting of shareholders (the “Meeting”) in a virtual only format, at the same date and time as originally planned, being April 29, 2020 at 10:00 am Pacific Time.

The health and wellbeing of Westport Fuel Systems’ employees, service partners and shareholders is of utmost importance. As the impact of COVID-19 continues to evolve and to ensure compliance with public health measures enacted by the province of British Columbia, the Meeting will be conducted in a virtual only format. Shareholders will no longer be able to attend the Meeting in person as previously communicated in the Notice of Meeting dated March 17, 2020 and filed on SEDAR at www.sedar.com.

In order to streamline the virtual meeting process, Westport Fuel Systems encourages shareholders to vote in advance of the Meeting using the Voting Instruction Form or the Form of Proxy emailed or mailed to them with the Meeting materials. Please review the section “How to Vote Before the Meeting” below.

Registered shareholders and duly appointed proxyholders (“Voter”) will be able to attend the Meeting, ask questions and, where votes were not previously submitted, vote (by phone), all in real time provided they register as a Voter ahead of the Meeting. Please review the section “How to Vote or Ask Questions at the Meeting”. Non-registered shareholders (being shareholders who hold their Westport Fuel Systems voting shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests. Guests will not be able to vote or ask questions at the Meeting.

Virtual Meeting Access Details

Date:   April 29, 2020
Time:   10:00am PT

Guest Access: (no voting or questions)
Dial-in:	1-800-319-8560, passcode 264098#
– or –
1-604-638-5345, passcode 264098#
Webcast:	http://services.choruscall.ca/links/westportagm20200429.html

Registered Shareholders or Duly Appointed Proxyholders Access:
Access to voting or asking questions requires early registration at the below link, where unique dial-in details will be provided. Please register at your earliest convenience as registration will close 30 minutes prior to the Meeting. For details on how to register, please see sections below.

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10009106&linkSecurityString=81deb92e6

How to Vote Before the Meeting

Before the Meeting, shareholders of record at the close of business on March 12, 2020 may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided herein.

Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Westport Fuel Systems voting shares are voted at the Meeting. Please refer to “Section 1: Voting” of Westport Fuel Systems Management Information Circular dated March 17, 2020 (the “Circular”) for additional details on how to vote by proxy before the Meeting and the matters to be voted upon.

Votes placed prior to the Meeting must be received by our transfer agent, Computershare Investor Services Inc. (“Computershare”) by April 27, 2020 at 10:00am PT.

If you wish to ask questions at the Meeting, you will need to register at the following link in order to obtain your unique dial-in access:  http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10009106&linkSecurityString=81deb92e6. Please register at your earliest convenience as registration will close 30 minutes prior to the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests only. Guests will not be able to vote or ask questions at the Meeting.

How to Vote or Ask Questions at the Meeting

If you attend the Meeting online, it is important that you are connected to the phone line at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should be registered for the Meeting well in advance and check into the Meeting online and by phone at least 30 minutes prior to the start. Any shareholder who has previously voted their shares will not be able to re-vote at the Meeting.

	Registered Shareholders	Duly Appointed Proxyholders (including Non-Registered Shareholders who appoint themselves)
Step 1	Obtain your control number(s) from the form of proxy received in the mail or by email.	Appoint the Proxyholder: On the form of proxy or voting instruction form you received in the mail or by email, follow the instructions for how to appoint a proxy and vote your shares in person.
Step 2	Register for the Meeting at your earliest convenience in order to receive unique dial-in access and PIN number. You can do this at the following link:
http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10009106&linkSecurityString=81deb92e6

Registration will close 30 minutes prior to the meeting.

Receive confirmation from your broker or intermediary that your proxy appointment is confirmed and follow any additional instructions. This must be done by no later than 10:00 am Pacific Time on April 27, 2020 (the “voting deadline”).

(Please leave ample time to receive in the mail and follow the provided instructions to ensure the appointment is complete).

Step 3	Receive calendar booking by email from Chorus Call (our virtual meeting provider) with your unique Meeting access information and PIN number. Please do not share your PIN or the dial-in numbers with anyone.	After being duly appointed, the proxyholder must register for Meeting at their earliest convenience, in order to receive unique dial-in access and PIN number. They can do this at the following link:
http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10009106&linkSecurityString=81deb92e6

Registration will close 30 minutes prior to the meeting.

Step 4	With your unique meeting access information, dial-in at least 30 minutes before the Meeting to speak with a scrutineer to record your attendance for voting.	Receive calendar booking by email from Chorus Call (our virtual meeting provider) with your unique Meeting access information and PIN number. Please do not share your PIN or the dial-in numbers with anyone.
Step 5	During the meeting, follow the verbal instructions for placing your vote by telephone or to ask a question.	With your unique meeting access information, dial-in at least 30 minutes before the Meeting to speak with a scrutineer to record your attendance for voting.
Step 6	Not Applicable	During the meeting, follow the verbal instructions for placing your vote by telephone or to ask a question.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to attend as guests. This is because Westport Fuel Systems and our transfer agent, Computershare, do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

Replay Virtual Meeting & Webcast

To access a telephone replay of the virtual Meeting please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010, and when prompted, enter the access code 4335#. The replay will be available until end of day May 6, 2020. Shortly after the meeting, the webcast archive will be available for viewing through the Westport Fuel Systems website. A downloadable MP3 file will also be available.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com